Filed by NetApp, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Data Domain, Inc.
Commission File No.: 333-159722
This filing relates to the proposed acquisition of Data Domain, Inc. (“Data Domain”) by NetApp, Inc. (“NetApp”) pursuant to the terms of an Agreement and Plan of Merger, by and among NetApp, Kentucky Merger Sub One Corporation, Derby Merger Sub Two LLC, and Data Domain, dated as of May 20, 2009, as amended on June 3, 2009.
Posting on the “Extensible NetApp Blog” by NetApp Technical Director Konstantinos Roussos
on June 11, 2009
FAS Deduplication is here for the long haul
The current tussle between NetApp and EMC has, predictably, created a dust-up amongst the corporate blog-o-sphere. After all the storage industry believes in death-match-competitive-blogging, none of this polite, civilized discourse, here we reach for the knives and hack!
And it would be tempting to point out that Chuck and Storagezilla are like Aesop’s fox, but that would be too easy.
However, there is a point of confusion in the storage and analyst community about the relationship between FAS dedup and inline dedup technologies like the one provided by Data Domain. There is some opinions that say that this proposed acquisition is driven by flaws in our technology. There are some customers who may be wondering whether this reflects some flaws in our technology.
So let me state again, what I said earlier:
The rest of the storage industry has adopted inline because they lack NetApp’s storage virtualization layer that enables primary deduplication.
But because that confusion is real, I wanted to remind folks about why FAS dedup is unique. And more importantly, why NetApp FAS dedup is different and must be different to meet the market requirements our storage plays in than other inline dedup solutions.
I went over this in a post several months ago in a post titled A little digression on Inline Dedup.
The basic points I made are the following:
1.	Deduplication is a compute intensive operation

2.	Single core performance is stagnating

3.	Latency isn’t something it’s the only thing

4.	Backup workloads are latency insensitive but throughput sensitive

5.	Primary storage workloads are latency sensitive
And I observed that because of 1, 2 and 5 any inline process is problematic if not deeply flawed.
And then in another post I observed that the important question for dedup isn’t how efficient the dedup process is, but how well do you perform after the dedup process is complete.
Our deduplication process performs well because of it is integrated into our core WAFL data structures and because, unlike everyone else in the storage industry, we’ve solved the random IO performance problem introduced by on-disk layout fragmentation.
FAS dedup is the most widely deployed dedup solution, the only workable primary storage dedup solution, realizes tremendous cost savings, and continues to provide compelling value to our customers.
Additional Information and Where to Find It
As mentioned above, in connection with the proposed acquisition of Data Domain, on June 4, 2009, NetApp filed with the SEC a Registration Statement on Form S-4 (Commission File Number 333-159722) containing a Proxy Statement/Prospectus for Data Domain’s stockholders, and NetApp and Data Domain each plan to file with the SEC other documents regarding the proposed transaction. The definitive Proxy Statement/Prospectus will be mailed to the stockholders of Data Domain. BEFORE MAKING ANY INVESTMENT OR VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF DATA DOMAIN ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE SUCH DOCUMENTS CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.
Investors and security holders will be able to obtain free copies of the Registration Statement, Proxy Statement/Prospectus and other documents filed with the SEC by NetApp and Data Domain through the web site maintained by the SEC at www.sec.gov and by contacting NetApp Investor Relations at (408) 822-7098 or Data Domain Investor Relations at (408) 980-4909. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC on NetApp’s website at www.netapp.com and on Data Domain’s website at www.datadomain.com.
Participants in the Acquisition of Data Domain
NetApp, Data Domain and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding these persons is set forth in the Proxy Statement/Prospectus described above. Additional information regarding NetApp’s executive officers and directors is included in NetApp’s definitive proxy statement on Schedule 14A, as filed with the SEC on July 14, 2008, and additional information regarding Data Domain’s executive officers and directors is included in Data Domain’s Annual Report on Form 10-K and Form 10-K/A, as filed with the SEC on March 13, 2009 and April 30, 2009, respectively. You can obtain free copies of these documents from NetApp or Data Domain using the contact information above.